EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
PENWEST PHARMACEUTICALS CO.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ IN THOUSANDS)

											6 months ended
											June 30,
	2003		2004		2005		2006		2007		2008

Earnings
Pre-tax loss from continuing operations	$(26,006)		$(23,785)		$(22,898)		$(31,312)		$(34,465)		$(17,225)

Addback:
Fixed charges	61		37		57		72		1,194		709

Loss before income taxes and fixed charges	$(25,945)		$(23,748)		$(22,841)		$(31,240)		$(33,271)		$(16,516)

Fixed charges:
Interest expense	$34		$—		$—		$—		$1,117		$678
Interest component of rental expense	27		37		57		72		77		31

Total fixed charges	$61		$37		$57		$72		$1,194		$709

Ratio of earnings (loss) to fixed charges	(425.33	) **	(641.84	) **	(400.72	) **	(433.89	) **	(27.87	) **	(23.29	) **

Coverage Deficiency	$(25,945)		$(23,748)		$(22,841)		$(31,240)		$(33,271)		$(16,516)

**	Negative ratio. See Coverage Deficiency.